

April 17, 2015

Steven Earles
Chief Executive Officer
Eastside Distilling, Inc.
1805 SE Martin Luther King Jr. Boulevard
Portland, Oregon 97214

> **Re:** **Eastside Distilling, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 31, 2015, as amended April 1, 2015**
> **File No. 000-54959**

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 28

1.   We note your disclosure on page 28 regarding the $150,000 loan between Eurocan Holdings Ltd. and Eastside Distilling, LLC on June 13, 2014. Please also provide disclosure about the $150,000 non-interest bearing, unsecured, demand loan from Crystal Falls LLC to Eurocan Holdings, Ltd. made on the same date. Disclose any relationship between the parties to the loans and the role of Crystal Falls LLC in the reverse merger transaction. Disclose why Eurocan Holdings Ltd. took out a loan to provide the loan to Eastside Distilling, LLC. Explain the business purpose of structuring the loans in this manner. Explain why the loan from Crystal Falls LLC was amended to add new terms including interest, conversion rights, a maturity date and a pre-payment penalty. Also explain why the promissory note from Eastside Distilling, LLC was stated to be convertible when it was non-convertible and why the original demand note references Crystal Falls LLC, but the amended note now refers to Crystal Falls Investment LLC.

Notes to Consolidated Financial Statements
Note 3. Acquisition, page F-12

2.   Please expand your disclosure either here or in another footnote to disclose the impact on your financial statements of the spinoff of MWWD.

Note 8. Income Taxes, page F-14

3.   Please tell us your basis for your disclosure that at December 31, 2014, you had federal and state net operating loss carryforwards (NOLs) of approximately $367,000 and $366,000, respectively, to offset against future income for federal and state tax purposes. We note that these probably related to Eurocan and may be affected by the change in control resulting from the merger.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director

cc: Greg Carney
        Indeglia & Carney, LLP